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09042099

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS FINANCIAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" STREET
(No. and Street)

SANTA ROSA, CA 95401-5274
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD G. GLOISTEN 805-653-5944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M. KHALOIAN
(Name – *if individual, state last, first, middle name*)

520 N. CENTRAL AVENUE, SUITE 650, GLENDALE, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald G. Gloisten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS Financial Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT **State of California - County of Ventura**

On **March 26, 2009** before me, Darcy Escobar, a Notary Public for the State of California; **Donald G Gloisten**, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by ~~his~~ signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature Notary Public

DARCY LORALIE ESCOBAR
Commission # 1677517
Notary Public - California
Ventura County
My Comm. Expires Jun 24, 2010

CONTENTS

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2008 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

March 24, 2009

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

ASSETS

Cash and cash equivalents	$ 50,780
Receivables from brokers or dealers	659,867
Receivables from non-customers	69,562
Securities owned, at market	45,179
Other assets	21,367
Property and equipment at cost, less accumulated depreciation of $139,885	22,040
TOTAL ASSETS	$ 868,795

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 23,782
Commissions payable	265,266
Deferred income Taxes	1,700
	290,748
COMMITMENTS AND CONTINGENCIES	-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	200,000
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	92,386
Retained earnings	281,161
TOTAL STOCKHOLDERS' EQUITY	378,047
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 868,795

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUES	
Commissions	$ 5,484,763
Net trading gains (losses)	(65,366)
Interest and dividends	601,790
Consulting revenue	117,275
	6,138,462
EXPENSES	
Commissions and brokerage costs	4,451,058
Employee compensation and benefits	901,533
Occupancy and equipment rental	48,664
Taxes, other than income taxes	53,958
Other operating expenses	402,825
	5,858,038
INCOME BEFORE INCOME TAXES	280,424
PROVISION FOR INCOME TAXES	
Current	800
Deferred	-
	800
NET INCOME	$ 279,624

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY,
For the Year Ended December 31, 2008

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2008	30	$ 4,500	$ 92,386	$ 1,537	$ 98,423
Net income	-	-	-	279,624	279,624
Balance at December 31, 2008	30	$ 4,500	$ 92,386	$281,161	$378,047

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

Subordinated Liabilities at January 1, 2008	$ 300,000
Decrease in liabilities subordinated to claims of general creditors	(100,000)
Subordinated liabilities at December 31, 2008	$ 200,000

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 5,371,858
Cash paid to suppliers and employees	(5,933,646)
Interest received	601,790
Interest paid	(24,566)
Income tax refunds received	21,949
NET CASH PROVIDED FROM OPERATING ACTIVITIES	37,385
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in receivables from non-customers	53,217
Decrease in other assets	4,940
Purchase of property and equipment	(12,090)
NET CASH PROVIDED FROM INVESTING ACTIVITIES	46,067
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of subordinated liabilities	(100,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(100,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,548)
CASH AND CASH EQUIVALENTS - Beginning of Year	67,328
CASH AND CASH EQUIVALENTS - End of Year	$ 50,780
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 279,624
Non-cash expenses included in net income:	
Depreciation and amortization	10,805
Loss on disposal of property and equipment	3,116
Changes in assets and liabilities:	
(Increase) in receivables from brokers or dealers	(164,814)
Decrease in securities owned	44,023
Decrease in prepaid income taxes	22,732
(Decrease) in accounts payable and accrued expense	(174,328)
Increase in commissions payable	16,227
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 37,385

The accompanying notes are an integral part
of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Income taxes
The provision for income taxes was computed by applying the Federal and State statutory rates to income before income taxes and after recognizing the tax benefits of the operating loss carryforwards.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the year ended December 31, 2008, such advertising expenses (included as part of other operating expenses) amounted to $75.

Other Assets
Other assets consist of prepaid expenses of $17,691, deposits of $2,395, and miscellaneous assets of $1,281.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2008, the Company had net capital of $445,598 which was $345,598 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.7 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities are comprised of the following at December 31, 2008:

Deferred Tax assets:	
Net operating loss carryforwards	$ 58,000
State income Taxes	100
	58,100
Valuation allowance	(58,000)
	$ 100
Deferred tax liabilities:	
Depreciation	$ 1,800
Net deferred tax liability	$ 1,700

The Company has available at December 31, 2008, $231,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in 2027.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated liabilities consist of notes payable to stockholders bearing interest at 3.0% above the prime rate and are as follows at December 31, 2008:

Due Date	Amount
November 30, 2009	$ 50,000
November 30, 2009	50,000
November 30, 2010	50,000
November 30, 2010	50,000
	$ 200,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be paid (Note 2). At December 31, 2008 the prime rate was 3.25%.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment
The Company leases certain office facilities under month to month operating lease agreement from its stockholders. The lease requires monthly rentals of $3,000.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $900.

Total rent expense for the year ended December 31, 2008 amounted to $48,664, including amounts paid to stockholders of $36,000.

Retirements Plans
The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. No contributions to the profit sharing plan were made for the year ended December 31, 2008.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2008 amounted to $31,413.

FINRA Investigation

As a result of a routine examination in 2001 by the United States Securities and Exchange Commission (SEC), The Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations. No communications related to this matter have been received by the Company since 2001.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

GBS FINANCIAL CORP.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

NET CAPITAL		
Total stockholders' equity		$ 378,047
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		578,047
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable and non-allowable Receivables net of commissions payable	$ 69,562	
Other assets	21,367	
Property and equipment	22,040	112,969
Net capital before haircuts on securities positions		465,078
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	14,958	
Exempt securities	438	
Money market mutual funds	4,084	19,480
NET CAPITAL		$ 445,598
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 23,782
Commissions payable		265,266
Deferred income taxes		1,700
TOTAL AGGREGATE INDEBTEDNESS		$ 290,748
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 345,598
Ratio: Aggregate indebtedness to net capital		0.7 to 1

SCHEDULE II
GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2008

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 296,056	$ 440,290
Decrease in non-allowable assets	-	10,560
Decrease in accounts payable and accrued expenses	(5,308)	-
Adjustments to stockholders' equity-net income	-	(5,252)
Per Schedule I	$ 290,748	$ 445,598

SCHEDULE III
GBS FINANCIAL CORP.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of December 31, 2008

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the Financial statements and supplemental schedules of GBS Financial Corp. for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and internal control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

March 24, 2009

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2008

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT